TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

June 30, 2017

Mr. John Reynolds,

Assistant Director,

Office of Beverages, Apparel, and Mining,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Response to Comments on the Preliminary Proxy Statement on Schedule 14A filed by INC Research Holdings, Inc. (“INC” or the “Company”) on June 9, 2017 (File Number 001-36730), INC’s June 28, 2017 Response to the June 27, 2017 Comment Letter from the staff of the Securities and Exchange Commission (the “Staff”) and INC’s June 29, 2017 Response to the Staff’s June 29, 2017 Comment Letter

Dear Mr. Reynolds:

On behalf of our client, INC, enclosed please find relevant excerpts of the Company’s Proxy Statement on Schedule 14A, as proposed to be filed in definitive form with the Securities and Exchange Commission on EDGAR (the “Definitive Proxy Statement”), marked to show changes from the Preliminary Proxy Statement filed on June 9, 2017.

The changes reflected in the enclosed excerpts of the Definitive Proxy Statement are made in response to a telephone conversation today with Mr. James Lopez, a member of the Staff. The Definitive Proxy Statement will also include other changes that are intended to update and render more complete the information contained therein. INC has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Double Eagle Parent, Inc., regarding the Comment Letter.

Any questions or comments with respect to the Definitive Proxy Statement or this letter may be communicated to me at (212) 558-4682 or croftons@sullcrom.com or Krishna Veeraraghavan at (212) 558-7931 or veeraraghavank@sullcrom.com. Please

John Reynolds

June 30, 2017

send copies of any correspondence relating to this filing to me by facsimile at (212) 291-9386 or by email to croftons@sullcrom.com, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Scott Crofton

Scott Crofton

(Enclosures)

cc:	Chris Gaenzle

(INC Research Holdings)

Krishna Veeraraghavan

(Sullivan & Cromwell LLP)

existing term loan credit facility and the ABL Facility and the existing INC Research debt, redeem a portion of inVentiv’s existing senior notes and fund the merger related expenses (which we refer to as the Refinancing), the combined company’s weighted average cost of debt would be substantially higher. Under this circumstance, the combined company would have a weighted average cost of debt of approximately 5.4% compared to approximately 3.6% assumed in the Refinancing, which is described in more detail under the section entitled “The Merger—Refinancing” beginning on page 93 of this proxy statement. This represents an increase in annual interest cost of approximately $50 million as compared to that assumed in the Refinancing.

The consummation of the Best Efforts Financing will result in a significant increase in the total indebtedness outstanding for INC Research.

The principal use of proceeds of the Best Efforts Financing is to refinance existing indebtedness at INC Research and inVentiv. As a result, the Best Efforts Financing will not increase the total indebtedness of the combined company on a pro forma basis. However, inVentiv has significantly higher leverage than INC Research prior to giving effect to the merger. As a result, consummation of the Best Efforts Financing will result in a significant increase in the total indebtedness for INC Research as compared to before the merger. As of March 31, 2017, if the Best Efforts Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of $3.0 billion (of which $2,455.7 million would consist of existing inVentiv indebtedness as of March 31, 2017, that would be either refinanced or assumed by the combined company) and $500 million of additional borrowings available under the New Revolving Credit Facility, and if the Committed Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of approximately $3.0 billion (of which $2,455.7 million would consist of existing inVentiv indebtedness as of March 31, 2017, that would be assumed by the combined company) and $181.1 million of additional borrowings available under its asset-based revolving credit facilities. This represents a substantial increase from INC Research’s current debt of $490.0 million as of March 31, 2017. The combined company will also have a higher weighted average cost of debt than INC Research. INC Research’s current weighted average cost of debt is approximately 2.5%, whereas the combined company’s cost of debt assumed in the Refinancing pursuant to the Best Efforts Financing is approximately 3.6% (or if the Committed Financing is instead used in the circumstances described in the preceding risk factor, it would be 5.4%).

If the merger does not qualify as a reorganization under Section 368 of the Code or the pre-closing holdco mergers do not qualify as complete liquidations under Section 332 and Section 337 of the Code, substantial U.S. federal income taxes could result.

It is intended that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368 of the Code. In addition it is a condition to closing that the merger not fail to qualify for such treatment (or substantially similar treatment under an amended, replacement or successor provision or provisions of the Code) as a result of a change in U.S. federal income tax law or official interpretation thereof, in each case after the date of the merger agreement. However, neither an opinion of counsel nor a ruling from the Internal Revenue Service, which we refer to as the IRS, that the merger will qualify as a “reorganization” under U.S. federal income tax law is required as a condition to closing. Accordingly, it is possible that the merger could fail to qualify as a “reorganization” (including under current U.S. federal income tax law). Additionally, there can be no assurance that the IRS will not assert, or that a court will not agree, that the merger does not qualify as a “reorganization”. If the merger is not treated as a “reorganization”, inVentiv would recognize gain or loss, measured generally by the difference between the fair market value of inVentiv’s assets and inVentiv’s adjusted tax basis in such assets, which could result in substantial U.S. federal income tax liability to INC Research as the surviving corporation.

In addition, inVentiv has covenanted that it will complete the pre-closing holdco mergers, as defined below, in a manner such that the pre-closing holdco mergers will qualify as complete liquidations governed by Section 332 and Section 337 of the Code. However, there can be no assurance that the IRS will not assert, or that

Mr. Abbrecht and Joshua Nelson, representatives of THL, and Messrs. Miltenberger and Petrone and John Maldonado, representatives of Advent, and discussed the industry, the two companies and the potential transaction. Mr. Bell and Mr. Macdonald did not negotiate the material terms of the transaction in their respective meetings during this period; the Board and the Sponsors used these meetings to learn more about Messrs. Bell and Macdonald for purposes of resolving the governance issues on the transaction, including the selection of the combined company’s Chief Executive Officer and board chairman.

On March 28, 2017, at a meeting of the Board with members of INC Research management and Mr. Bell in attendance, Mr. Bell gave a presentation on inVentiv’s contract commercial organization and its leadership and culture. Mr. Bell also responded to questions from the Board.

On March 30, 2017, the Board held a meeting, with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell in attendance and with Centerview in attendance for portions of the meeting. At the meeting, the Board reviewed information previously provided by Centerview regarding certain material relationships or contacts of Centerview and/or its deal team members with inVentiv and certain other affiliates of the Sponsors, the 2017 budget three-year forecast and subsequent changes in INC Research’s performance relative to those forecasts. The Board also discussed the potential impact of changes in the industry and in INC Research’s customer mix on INC Research’s future prospects.

On April 3, 2017, Mr. Bell contacted Mr. Macdonald via telephone with a counterproposal. On behalf of inVentiv, Mr. Bell proposed that inVentiv would be valued at an enterprise value of $4.7 billion and that INC Research common stock would be valued on the basis of the volume weighted average stock price during the 20 trading day period immediately prior to signing. In addition, inVentiv proposed that Mr. Macdonald serve as Chief Executive Officer of the combined company and Mr. Bell as Executive Chairperson of a 10 person combined company board of directors. In addition, the Sponsors would each have the right to nominate two directors. Mr. Bell explained that time was of the essence, and that inVentiv was only willing to proceed with negotiations if the parties worked on a timeline that would enable the parties to announce the transaction prior to INC Research’s next earnings announcement in May.

On the evening of April 3, 2017, the Board held a meeting with Messrs. Macdonald and Gaenzle in attendance. At the meeting, INC Research management reviewed the revised proposal from inVentiv with the Board and discussed NASDAQ and SEC rules and regulations relating to board and committee compositions. After discussion, the Board directed Mr. Macdonald to accept inVentiv’s revised proposal with respect to governance matters but to propose a $4.65 billion enterprise valuation for inVentiv. In light of the perceived favorable terms of the potential transaction and INC Research’s desire to reach an agreement quickly, the Board also directed Mr. Macdonald to indicate to inVentiv that INC Research was willing to proceed under inVentiv’s and the Sponsors’ proposed timeline.

On April 4, 2017, on behalf of INC Research, Centerview conveyed INC Research’s updated proposal to Credit Suisse.

On April 5, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell and Centerview in attendance. Centerview reviewed with the Board potential strategic alternatives for INC Research, including maintaining the status quo, returning capital to stockholders, pursuing a “tuck-in” acquisition, pursuing a transformative transaction and pursuing a sale transaction, and discussed industry and other considerations associated with such alternatives and the potential transaction with inVentiv. The Board discussed, together with INC Research management and Centerview, the impact of scale in penetrating the large pharmaceutical consumer market and strategies pursued by other industry participants. Messrs. Macdonald, Gaenzle and Rush, together with representatives of Sullivan & Cromwell and Centerview, also reviewed with the Board the terms of the potential transaction with inVentiv and the potential effects of announcing the transaction. In particular, the Board focused on deal protections and its ability to respond to and accept a superior proposal in the event that such a proposal materialized. In addition, INC Research management

•	The risk of diverting management focus and resources from other strategic opportunities and from operational matters during the pendency of the merger, and other potential disruptions associated with combining the businesses of, and integrating, the companies, and the potential effects of such diversion and disruption on the companies’ businesses, including from a regulatory perspective, and the companies’ respective customers, employees, suppliers, agents and others with which they have business dealings;

•	The significant increase in the total indebtedness outstanding for INC Research following the merger, given that INC Research had $490.0 million in outstanding indebtedness as of March 31, 2017 whereas the combined company, on a pro forma basis after giving effect to the merger and assuming either the Best Efforts Financing or the Committed Financing were consummated, would have had total indebtedness outstanding of approximately $3.0 billion as of March 31, 2017;

•	The risk of litigation challenging the merger which could have a material adverse effect on the operations of the combined company after the merger or the risk that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger;

•	The requirement that INC Research pay inVentiv a termination fee of either $70.7 million or $82.1 million under certain circumstances prompting the termination of the merger agreement. See the section entitled “The Merger Agreement—Termination Fees” beginning on page 119 of this proxy statement;

•	The substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of INC Research and inVentiv and the one-time transaction expenses arising from the merger;

•	The risk that INC Research’s stockholders may vote against approval of the merger agreement or the stock issuance proposal; and

•	Various other risks associated with the merger and the businesses of INC Research, inVentiv and the combined company, some of which are described in the section of this document titled “Risk Factors”.

The Board also considered the interests that executive officers and directors of INC Research have with respect to the merger in addition to their interests as INC Research stockholders generally. See the section entitled “—Interests of Certain Persons in the Merger” beginning on page 89 of this proxy statement.

Although the foregoing discussion sets forth the material factors considered by the Board in reaching its determination, it is not intended to be exhaustive and may not include all of the factors considered by the Board, and each director may have considered different factors or given different weight to each factor. The above factors are not presented in any order of priority. In view of the variety of factors, the amount of information and the complexity of the matters considered, the Board did not find it practicable to, and did not, make specific assessments of, or assign relative weights to, the specific factors considered in reaching its determination. The explanation of the reasoning of the Board and certain information presented in this section are forward-looking in nature and should be read in light of the factors discussed in the section entitled “Forward-Looking Statements”.

After due consideration, the Board concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected INC Research and its stockholders to achieve as a result of the merger. Accordingly, the Board unanimously (i) determined that the merger and the other transactions contemplated by the merger agreement, the voting agreements, the stockholders’ agreements, and the letter agreement are advisable and fair to, and in the best interests of, the holders of INC Research common stock, (ii) authorized, declared advisable and approved the merger agreement, the voting agreements, the stockholders’ agreements, the letter agreement, the common stock issuance, the merger and the other transactions contemplated by the merger agreement, the voting agreements, the stockholders’ agreements and the letter agreement, (iii) directed that the merger agreement be submitted to the INC Research stockholders and (iv) recommended that the INC Research stockholders adopt the merger agreement and approve the stock issuance proposal.

expenses versus completing the Refinancing, the combined company’s weighted average cost of debt would be substantially higher. Under this circumstance, the combined company would have a weighted average cost of debt of approximately 5.4% compared to approximately 3.6% assumed in the Refinancing, which is described in more detail under the section entitled “The Merger—Refinancing” beginning on page 93 of this proxy statement. This represents an increase in annual interest cost of approximately $50 million as compared to that assumed in the Refinancing. INC Research’s current weighted average cost of debt is approximately 2.5%. As of March 31, 2017, if the Best Efforts Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of $3.0 billion (of which $2,455.7 million would consist of existing inVentiv indebtedness as of March 31, 2017, that would be either refinanced or assumed by the combined company) and $500 million of additional borrowings available under the New Revolving Credit Facility, and if the Committed Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of approximately $3.0 billion (of which $2,455.7 million would consist of existing inVentiv indebtedness as of March 31, 2017, that would be assumed by the combined company) and $181.1 million of additional borrowings available under its asset-based revolving credit facilities. This represents a substantial increase from INC Research’s current debt of $490.0 million as of March 31, 2017. inVentiv Group Holdings has agreed in the merger agreement that it will not amend, replace, supplement or otherwise modify, or waive any of its rights under the commitment letter without the prior written consent of INC Research (such consent not to be unreasonably withheld). In the event that INC Research and inVentiv do not consummate the Best Efforts Financing, INC Research has agreed in the merger agreement to, and cause its subsidiaries to, use their respective commercially reasonable efforts to cause their respective officers, directors, employees, accountants, agents and other advisors and representatives to use its and their respective commercially reasonable efforts to provide, all customary cooperation in connection with the financing, as is reasonably requested by inVentiv.

In the event that the INC Research’s existing credit facility is refinanced, INC Research has agreed to deliver to inVentiv a payoff letter in customary form from the lenders thereunder.

To the extent the proceeds of the Best Efforts Financing are sufficient to refinance inVentiv’s existing term loan credit facility and existing asset-based revolving credit facility, inVentiv has agreed to prepay the indebtedness under such facilities and take any action reasonably necessary to obtain payoff letters and release documentation in connection with the prepayment of, or the termination of commitments under, such facilities.

Neither the consummation of the Best Efforts Financing nor the Committed Financing is a condition precedent to consummation of the merger.

Employee Benefits Matters

INC Research has agreed, following the effective time, to provide each employee of inVentiv and its subsidiaries who is employed immediately prior to the effective time of the merger and who continues employment with the combined corporation or any of its subsidiaries with, for at least 12 months after the effective time, a target annual cash bonus opportunity and employee benefits that are no less favorable than that provided to similarly situated employees of INC Research.

INC Research has agreed to use commercially reasonable efforts to (i) provide continuing employees credit for all service with inVentiv and its subsidiaries as if the service were with the combined corporation and its subsidiaries for all purposes under any benefit plan of the combined corporation, (ii) cause to be waived any preexisting conditions, actively-at-work requirements and similar limitations and eligibility waiting periods under any benefit plan of the combined corporation or its subsidiaries to be waived with respect to the continuing employees and their eligible dependents, and (iii) cause any deductible, co-insurance and out-of-pocket covered expenses paid in the year of the plan change by any continuing employee or their covered dependent to be taken into account for purposes of satisfying applicable provisions of any benefit plan of the combined corporation in the year of initial participation.